June 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn: Kate Beukenkamp and Dietrich King

Re:	Galata Acquisition Corp. Amendment No. 3 to the Registration Statement on Form F-4, filed December 30, 2022 (File No. 333-269067).

Dear Ms. Beukenkamp and Mr. King,

On behalf of Galata Acquisition Corp. (“we,” “our,” or the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated June 1, 2023 (the “Comments”), with respect to the above referenced Registration Statement on Form F-4 as filed by the Company on December 30, 2022, Amendment No. 1 to the Registration on Form F-4 as filed by the Company on March 1, 2023 and Amendment No. 2 to the Registration on Form F-4 as filed by the Company on May 19, 2023 (as amended, the “F-4”). The Company is concurrently submitting via EDGAR this letter and Amendment No. 3 to the F-4 (“Amendment No. 3”).

The Staff’s comments are summarized below in italicized text, and our responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the F-4.

Cover Page

1.

Comment: We note that on April 28, 2023, Galata Merger Sub and Marti amended the lock-up restrictions pursuant to the terms of the BCA Amendment to apply only to Class A Ordinary Shares, Marti Options, and other equity awards held by and/or issued to employees of Marti. Please revise your disclosure here and elsewhere throughout your prospectus to identify the investors and the investments that will no longer be subject to lock-ups. In doing so, please disclose their relationships with Galata and Marti.

We note that your disclosure reflects that the Second PIPE Amendment, for example, removed the lock-up restrictions applicable to PIPE Investors and under "Amendments to Letter Agreements" on page 250 you state that Galata, the Sponsor and Insiders (defined as Galata Board and Galata's management team) agreed to remove the applicable IPO Lock-Up Restrictions from the Letter Agreements. Additionally, we note your revisions on page 237 under "Lockup Period" to clarify that only any "employee of, or service provider to" Marti are subject to restrictions on proposed transfer of Lockup Securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page and pages 35, 189, and 216 of Amendment No. 3.

Marti Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Results of Operations, page 250

2.	Comment: Your financial income increased to $2.6 million from $0.2 million during the year ended December 31, 2022. Additionally, your financial expense decreased to $1.9 million from $4.7 million during the year ended December 31, 2022. Please explain the reasons for the changes year over year.

Response: The Company respectfully acknowledges the Staff’s comment and submits to the staff that financial income and expenses of Marti Technologies Inc. (“Marti”) consisted of the following:

Financial Income	January 1 - December 31, 2022	January 1 - December 31, 2021	January 1 - December 31, 2020
Foreign exchange gains, net	2,337,815	—	—
Interest income	229,303	180,267	16,803

Total	2,567,118	180,267	16,803

Financial Expenses	January 1 - December 31, 2022	January 1 - December 31, 2021	January 1 - December 31, 2020
Interest expense related financial liabilities	1,884,753	612,861	180,259
Bank commission expenses	47,136	13,537	18,204
Foreign exchange losses, net	—	4,086,004	414,099

Total	1,931,889	4,712,402	612,562

The primary drivers of the increase in financial income and decrease in financial expenses for the year ended December 31, 2022, compared to the year ended December 31, 2021 were (i) the foreign exchange gains booked in 2022 and the foreign exchange losses booked in 2021, which resulted from the depreciation of the Turkish Lira (“TL”) against the U.S. dollar (“USD”) in both 2021 and 2022, and (ii) the application of hyperinflationary accounting beginning on March 1, 2022.

Marti uses USD as its functional currency, but its subsidiary, Marti İleri Teknoloji A.Ş. (“MIT”), used TL as its functional currency until the end of February 2022. The consolidated financial statements of MIT were translated into Marti’s presentation currency, USD, under the following framework for the period ending in February 2022:

•	Assets and liabilities were translated using the Central Bank of the Republic of Turkey (“TCMB”) USD buying rate prevailing at the balance sheet date;

o	December 31, 2022: USD 1 = TL 18.6983
o	December 31, 2021: USD 1 = TL 13.3290
o	December 31, 2020: USD 1 = TL 7.4194
•	Income and expenses were translated from TL to USD using the TCMB USD average buying rates;
o	2022: USD 1 = TL 16.5520
o	2021: USD 1 = TL 8.8719
o	2020: USD 1 = TL 7.0034

The differences in value in the monetary assets and liabilities are recognized as foreign exchange losses or gains. Since MIT effectively had a USD short position, primarily due to intercompany USD loans provided by Marti (the “Loans”), it recorded foreign exchange losses as the value of the TL against USD decreased significantly in 2021.

Since the cumulative three-year inflation rate had risen to above 100% at the end of February 2022, Turkey became a hyperinflationary economy under FASB ASC Topic 830, Foreign Currency Matters starting from March 1, 2022. Consequently, MIT remeasured its financial statements prospectively into its new functional currency, USD, in accordance with the related reporting standards. The opening balances of non-monetary items were remeasured in USD at the application date of March 1, 2022. As a result, the non-monetary items were accounted for as if they had always been assets and liabilities in USD, and monetary items were remeasured into USD using exchange rates as at the balance sheet date. As a result, the Loans no longer created a short USD position and the related potential foreign exchange losses for MIT in the periods presented were eliminated. Accordingly, Marti recorded foreign exchange gains for this period overall, due to the effect of the depreciation of TL.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-8620 or dscalzo@willkie.com if you have comments or if you require additional information regarding Amendment No. 3.

Respectfully submitted,

/s/ Danielle Scalzo
Danielle Scalzo

cc: Kemal Kaya, Chief Executive Officer, Galata Acquisition Corp.